 Exhibit 99.1

CNinsure to Expand New Share Issue to Employees

GUANGZHOU, China, December 12, 2014 (GLOBE NEWSWIRE) -- CNinsure Inc. (“CNinsure” or the “Company”) (Nasdaq:CISG), a leading independent insurance intermediary company in China, today announced that it has obtained approval from the Board of Directors to increase the new share issue to employees from up to 100,000,000 ordinary shares to 150,000,000 ordinary shares, representing approximately 15% of the Company’s current total outstanding share capital. The purchase price for the 100,000,000 ordinary shares is $0.27 per ordinary share or $5.4 per ADS, while that for the additional 50,000,000 ordinary shares is $0.29 per ordinary share or $5.8 per ADS, both of which are the average closing prices for the 20 trading days prior to the board approvals. Completion of the share issuances to the employees is subject to customary closing conditions.

“The new share issue was enthusiastically received by our employees, as reflected by the significant oversubscription. Therefore, we have decided to expand the size of the new share issue to meet the excess demand.” Mr. Chunlin Wang, the chief executive officer of CNinsure commented, “the strong demand shows a strong vote of confidence in the Company. We reaffirm our commitment to delivering long term sustainable growth for the benefit of all our shareholders.”

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Contact:

For more information, please contact:

Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2731
Email: qiusr@cninsure.net